Room 4561

December 19, 2007

Ms. Susan J. Carstensen
Chief Financial Officer, Vice President, Treasurer and Assistant Secretary
Rightnow Technologies, Inc.
40 Enterprise Blvd.
Bozeman, Montana 59718

  RE: **Rightnow Technologies, Inc.**
     Form 10-K for Fiscal Year Ended December 31, 2006
     File No. 000-31321

Dear Ms. Carstensen:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,

      Kathleen Collins
      Accounting Branch Chief